Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2025 UNAUDITED FINANCIAL RESULTS

BEIJING, Aug 4, 2025 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media platform and game business group, today reported unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter Highlights

•	Total revenues were US$126 million, down 27% year-over-year and 7% quarter-over-quarter.

•	Marketing services revenues were US$16 million, down 21% year-over-year and up 14% quarter-over-quarter.

•	Online game revenues were US$106 million, down 28% year-over-year and 10% quarter-over-quarter.

•

GAAP net loss attributable to Sohu.com Limited was US$20 million, compared with a net loss of US$38 million in the second quarter of 2024 and net income[1] of US$182 million in the first quarter of 2025.

•

Non-GAAP[2] net loss attributable to Sohu.com Limited was US$20 million, compared with a net loss of US$34 million in the second quarter of 2024 and a net loss of US$16 million in the first quarter of 2025.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the second quarter of 2025, our marketing services revenues were in line with our expectations while our online game revenues and bottom-line performance hit the high end of our guidance. For the Sohu media platform, we continued to focus on refining products, enhancing the operation of our social networks, and improving synergies across our product matrix. During the quarter, we hosted differentiated events that not only attracted numerous participants with shared interests, but also encouraged them to build social connections and interact vibrantly with each other on our platform. With these efforts, we were able to increase user engagement, further consolidate our brand influence, and capture more monetization opportunities. Our online games delivered solid results, underpinned by our dedication to serving users’ needs through compelling new content and continual optimization of our games.”

Second Quarter Financial Results

Revenues

Total revenues were US$126 million, down 27% year-over-year and 7% quarter-over-quarter.

Marketing services revenues were US$16 million, down 21% year-over-year and up 14% quarter-over-quarter.

Online game revenues were US$106 million, down 28% year-over-year and 10% quarter-over-quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 78%, compared with 67% in the second quarter of 2024 and 76% in the first quarter of 2025.

Both GAAP and non-GAAP gross margin for the marketing services business were 17%, compared with 20% in the second quarter of 2024 and 10% in the first quarter of 2025.

Both GAAP and non-GAAP gross margin for online games were 86%, compared with 76% in the second quarter of 2024 and 85% in the first quarter of 2025.

[1]

In the first quarter of 2025, due to the expiration during the quarter of the statutory period for the U.S. Internal Revenue Service to conduct an examination of the Company’s filing in connection with a one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act, the Company fully reversed a tax expense that it had recognized as an uncertain tax position in the fourth quarter of 2018 upon the Company’s re-evaluation and adjustment of a tax expense initially recognized in the fourth quarter of 2017 with respect to the Toll Charge. This reversal resulted in recognition during the first quarter of 2025 of a previously unrecognized income tax benefit and reversal of related accrued interest in a total amount of approximately $199 million.

[2]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and the income tax benefit in connection with the Toll Charge and related accrued interest expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

Both GAAP and non-GAAP operating expenses were US$120 million, down 25% year-over-year and 1% quarter-over-quarter.

Operating Loss

GAAP operating loss was US$22 million, compared with an operating loss of US$44 million in the second quarter of 2024 and an operating loss of US$19 million in the first quarter of 2025.

Non-GAAP operating loss was US$22 million, compared with an operating loss of US$45 million in the second quarter of 2024 and an operating loss of US$19 million in the first quarter of 2025.

Income Tax Expense/(Benefit)

GAAP income tax expense was US$9 million, compared with income tax expense of US$9 million in the second quarter of 2024 and income tax benefit of US$189 million in the first quarter of 2025. In the first quarter of 2025, the Company reversed a tax expense that it had recognized as an uncertain tax position in previous years, and related accrued interest expense, in a total amount of approximately $199 million.

Non-GAAP income tax expense was US$9 million, compared with income tax expense of US$5 million in the second quarter of 2024 and income tax expense of US$10 million in the first quarter of 2025.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$20 million, or a net loss of US$0.69 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$38 million in the second quarter of 2024 and net income of US$182 million in the first quarter of 2025.

Non-GAAP net loss attributable to Sohu.com Limited was US$20 million, or a net loss of US$0.68 per fully-diluted ADS, compared with a net loss of US$34 million in the second quarter of 2024 and a net loss of US$16 million in the first quarter of 2025.

Liquidity and Capital Resources

As of June 30, 2025, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.2 billion.

Supplementary Information for Changyou Results3

Second Quarter 2025 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.3 million, an increase of 6% year-over-year and flat quarter-over-quarter. Total quarterly aggregate active paying accounts[5] (APA) were 0.9 million, an increase of 8% year-over-year and a decrease of 3% quarter-over-quarter. The year-over-year increases in MAU and APA were mainly due to the improved performance of some of our older games, including Tian Long Ba Bu (“TLBB”) PC, resulting from content updates and optimization launched during recent quarters.

•

For mobile games, total average MAU were 1.9 million, a decrease of 60% year-over-year and 9% quarter-over-quarter. Total quarterly APA were 0.3 million, a decrease of 72% year-over-year and 9% quarter-over-quarter. The year-over-year decreases in MAU and APA were mainly due to the natural decline of New Westward Journey, which was launched in the Chinese mainland market during the second quarter of 2024. The quarter-over-quarter decreases were mainly due to the natural decline of Journey Renewed: Fate Fantasy, the international version of New Westward Journey, which was launched during the fourth quarter of 2024.

Second Quarter 2025 Unaudited Financial Results

Total revenues were US$107 million, a decrease of 28% year-over-year and 10% quarter-over-quarter. Online game revenues were US$106 million, a decrease of 28% year-over-year and 10% quarter-over-quarter.

[3]	“Changyou Results” consist of the results of Changyou’s online games business and its 17173.com Website.
[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Both GAAP and non-GAAP gross profit were US$92 million, compared with US$112 million for the second quarter of 2024 and US$99 million for the first quarter of 2025.

GAAP operating expenses were US$42 million, a decrease of 48% year-over-year and 8% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in marketing and promotional spending for our online games.

Non-GAAP operating expenses were US$41 million, a decrease of 48% year-over-year and 8% quarter-over-quarter.

GAAP operating profit was US$50 million, compared with US$32 million for the second quarter of 2024 and US$54 million for the first quarter of 2025.

Non-GAAP operating profit was US$51 million, compared with US$32 million for the second quarter of 2024 and US$55 million for the first quarter of 2025.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, Sohu had repurchased 6.6 million ADSs for an aggregate cost of approximately US$83 million as of July 31, 2025.

Business Outlook

For the third quarter of 2025, Sohu estimates:

•	Marketing services revenues to be between US$14 million and US$15 million; this implies an annual decrease of 20% to 25%, and a sequential decrease of 4% to 10%.

•	Online game revenues to be between US$107 million and US$117 million; this implies an annual decrease of 8% to 16%, and a sequential increase of 1% to 10%.

•	Both non-GAAP and GAAP net loss attributable to Sohu.com Limited to be between US$25 million and US$35 million.

For the third quarter 2025 guidance, the Company has adopted a presumed exchange rate of RMB7.15=US$1.00, as compared with the actual exchange rate of approximately RMB7.12=US$1.00 for the third quarter of 2024, and RMB7.19=US$1.00 for the second quarter of 2025.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited and diluted net income/(loss) attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and the income tax benefit in connection with the Toll Charge and related accrued interest expense. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and the income tax benefit in connection with the Toll Charge and related accrued interest expense from the Company’s non-GAAP financial measures is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and the income tax benefit in connection with the Toll Charge and related accrued interest expense could not be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, and changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and also exclude the income tax benefit in connection with the Toll Charge and related accrued interest expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited, and diluted net income/(loss) attributable to Sohu.com Limited per ADS excluding share-based compensation expense is that this expense has been and can be expected to continue to recur in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; and Sohu’s reliance on marketing services and online games for its revenues. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2024, and other filings with and information furnished to the SEC.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, August 4, 2025 (7:30 p.m. Beijing/Hong Kong time, August 4, 2025) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/.

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. Sohu operates one of the leading Chinese online media platforms and also engages in the online games business in the Chinese mainland. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of Sohu News App, Sohu Video App, the mobile portal m.sohu.com, the PC portal www.sohu.com, and the online games platform www.changyou.com/en/.

As a mainstream media platform with social features, Sohu is indispensable to the daily life of millions of Chinese, providing to a vast number of users a network of web properties and community based products, which offer a broad array of content such as news, information, text, picture, video, and live broadcasting. Sohu also attracts users to be highly engaged in content generation and distribution, and actively interact with each other on the platform. Sohu’s online games business is conducted by its subsidiary Changyou which develops and operates a diverse portfolio of PC and mobile games, such as the well-known TLBB PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang

Sohu.com Limited

Tel: +86 (10) 6272-6645

E-mail: ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp

Christensen

Tel: +1 (480) 614-3004

E-mail: linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Revenues:
Marketing services	$15,624	$13,725	$19,853
Online games	105,994	117,347	146,997
Others	4,649	4,573	5,483

Total revenues	126,267	135,645	172,333

Cost of revenues:
Marketing services (includes share-based compensation expense of nil, nil, and $1, respectively)	12,979	12,341	15,904
Online games	14,544	18,136	35,588
Others	768	2,669	4,974

Total cost of revenues	28,291	33,146	56,466

Gross profit	97,976	102,499	115,867
Operating expenses:
Product development (includes share-based compensation expense of nil, nil, and $10, respectively)	58,824	62,972	65,209
Sales and marketing (includes share-based compensation expense of $1, $1, and $10, respectively)	48,545	45,586	83,936
General and administrative (includes share-based compensation expense of $352, $391, and $-421, respectively)	12,922	12,969	11,012

Total operating expenses	120,291	121,527	160,157

Operating loss	(22,315)	(19,028)	(44,290)
Other income, net	3,481	4,199	5,572
Interest income	7,570	7,708	9,561
Exchange difference	185	(119)	231

Loss before income tax expense	(11,079)	(7,240)	(28,926)
Income tax expense/(benefit)[6]	8,937	(189,391)	8,731

Net income/(loss)	(20,016)	182,151	(37,657)

Less: Net loss attributable to the noncontrolling interest shareholders	—	(9)	—
Net income/(loss) attributable to Sohu.com Limited	(20,016)	182,160	(37,657)

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.69)	$6.07	$(1.16)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited[7]	28,826	30,008	32,492

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.69)	$6.07	$(1.16)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	28,826	30,008	32,492

[6]	See footnote 1.
[7]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2025	As of Dec. 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$114,277	$159,927
Restricted cash	79	—
Short-term investments	711,784	744,498
Accounts receivable, net	43,443	53,762
Prepaid and other current assets	91,372	83,575

Total current assets	960,955	1,041,762

Fixed assets, net	247,829	252,860
Goodwill	47,005	46,944
Long-term investments, net	43,496	43,120
Intangible assets, net	5,384	7,695
Long-term time deposits	361,810	331,290
Other assets	10,038	10,995

Total assets	$1,676,517	$1,734,666

LIABILITIES
Current liabilities:
Accounts payable	$35,649	$36,043
Accrued liabilities	92,657	97,138
Receipts in advance and deferred revenue	54,739	51,007
Accrued salary and benefits	42,269	47,232
Taxes payables	11,604	14,225
Other short-term liabilities	78,485	76,322

Total current liabilities	$315,403	$321,967

Long-term other payables	2,870	2,807
Long-term tax liabilities	295,381	485,545
Other long-term liabilities	778	1,659

Total long-term liabilities	$299,029	$490,011

Total liabilities	$614,432	$811,978

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,061,741	922,335
Noncontrolling interest	344	353

Total shareholders’ equity	$1,062,085	$922,688

Total liabilities and shareholders’ equity	$1,676,517	$1,734,666

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2025					Three Months Ended Mar. 31, 2025					Three Months Ended Jun. 30, 2024
	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP
		—	(a	)			—	(a	)			1	(a	)

Marketing services gross profit	$2,645	$—			$2,645	$1,384	$—			$1,384	$3,949	$1			$3,950

Marketing services gross margin	17%				17%	10%				10%	20%				20%

		—	(a	)			—	(a	)			—	(a	)

Online games gross profit	$91,450	$—			$91,450	$99,211	$—			$99,211	$111,409	$—			$111,409

Online games gross margin	86%				86%	85%				85%	76%				76%

		—	(a	)			—	(a	)			—	(a	)

Others gross profit	$3,881	$—			$3,881	$1,904	$—			$1,904	$509	$—			$509

Others gross margin	83%				83%	42%				42%	9%				9%

		—	(a	)			—	(a	)			1	(a	)

Gross profit	$97,976	$—			$97,976	$102,499	$—			$102,499	$115,867	$1			$115,868

Gross margin	78%				78%	76%				76%	67%				67%

Operating expenses	$120,291	$(353)	(a	)	$119,938	$121,527	$(392)	(a	)	$121,135	$160,157	$401	(a	)	$160,558

		353	(a	)			392	(a	)			(400)	(a	)

Operating loss	$(22,315)	$353			$(21,962)	$(19,028)	$392			$(18,636)	$(44,290)	$(400)			$(44,690)

Operating margin	-18%				-17%	-14%				-14%	-26%				-26%

Income tax expense/(benefit)	$8,937	$—	(c	)	$8,937	$(189,391)	$199,018	(c	)	$9,627	$8,731	$(3,764)	(c	)	$4,967

		353	(a	)			392	(a	)			(400)	(a	)
		—					—					131	(b	)
		—					(199,018)	(c	)			3,764	(c	)

Net income/(loss) before non-controlling interest	$(20,016)	$353			$(19,663)	$182,151	$(198,626)			$(16,475)	$(37,657)	$3,495			$(34,162)

		353	(a	)			392	(a	)			(400)	(a	)
		—					—					131	(b	)
		—					(199,018)	(c	)			3,764	(c	)

Net income/( loss) attributable to Sohu.com Limited for diluted net loss per share/ADS	$(20,016)	$353			$(19,663)	$182,160	$(198,626)			$(16,466)	$(37,657)	$3,495			$(34,162)

Diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	$(0.69)				(0.68)	$6.07				(0.55)	$(1.16)				(1.05)

Shares/ADSs used in computing diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	28,826				28,826	30,008				30,008	32,492				32,492

Note:

(a)	Share-based compensation expense
(b)	Change in the fair value of the Company’s investments
(c)	Reversal of the tax expense in connection with the Toll Charge and related accrued interest expense